# International Lease Finance Corporation



## With Maturities of 9 Months or More from Date of Issue

Registration No.           333-100340
Filed Pursuant to Rule      424 (b) (3)
Pricing Supplement No.     148
(To Prospectus dated April 15, 2003 and Prospectus Supplement dated April 15, 2003)
The date of this Pricing Supplement is     January 28, 2008
Trade Date:   02/04/08        Issue Date:   02/07/08

| CUSIP Number | Stated Interest Rate per Annum | Maturity Date | Interest Payment Frequency | First Interest Payment Date | Subject to Redemption | Redemption Date and Terms |
|---|---|---|---|---|---|---|
| 45974EVH6 | 3.30% | 01/15/10 | Semi-Annual | 07/15/08 | No | N/A |
| 45974EVJ2 | 3.50% | 01/15/11 | Monthly | 03/15/08 | No | N/A |
| 45974EVK9 | 3.80% | 01/15/12 | Semi-Annual | 07/15/08 | No | N/A |
| 45974EVL7 | 4.00% | 01/15/13 | Monthly | 03/15/08 | No | N/A |

[Additional columns below]

[Continued from above, first column repeated]

| CUSIP Number | Price to Public | Discounts and Commissions | Survivors Option | OID Note | Other Material Terms |
|---|---|---|---|---|---|
| 45974EVH6 | 100% | 0.410% | Yes | No | N/A |
| 45974EVJ2 | 100% | 0.670% | Yes | No | N/A |
| 45974EVK9 | 100% | 0.830% | Yes | No | N/A |
| 45974EVL7 | 100% | 1.100% | Yes | No | N/A |

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.

As of September 12, 2005, ABN AMRO Financial Services, Inc. changed its name to LaSalle Financial Services, Inc. Consequently, all references to "ABN AMRO Financial Services, Inc." in the prospectus are amended to read "LaSalle Financial Services, Inc.".